VISEON, INC.
                     545 E. John Carpenter Fwy., Suite 1430
                               Irving, Texas 75062

                                                 September 11, 2003

U. S. Securities and Exchange Commission 450 5th Street, N.W.
Washington, D.C. 20549
Attention: Ms. Sara Kalin

         RE:      Viseon, Inc. Registration Statement
                  on Form SB-2 (Registration No. 333-106281)

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), Viseon, Inc., a Nevada corporation (the "Registrant"), hereby requests that the above captioned Registration Statement be withdrawn as of the date hereof or as soon thereafter as practicable. The Registrant has determined that the Company's best interests would be served at this time by withdrawing such Registration Statement and restructuring the proposed offering, which will be registered by a subsequent Registration Statement on Form SB-2. The Registrant believes the withdrawal to be consistent with the public interest and the protection of investors. The Registrant represents that no securities have been offered or sold pursuant to the Registration Statement. Please be advised that the Company may undertake a subsequent private offering in reliance on Rule 155(c) under the Act. If you have any questions, please do not hesitate to contact our legal counsel Randall W. Heinrich at (713) 951-9100. Otherwise, we look forward to receiving notification as to your response to our request for a withdrawal of the Registration Statement. Thank you for your attention to this matter, and your assistance and cooperation throughout the Company's registration process.


                                  Very truly yours,

                                  VISEON, INC.


                                  By: /s/ John C. Harris
                                  John C. Harris, President &
                                  Chief Executive Officer